UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

SkyWater Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

83089J108
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 83089J108	13G

1		names of reporting persons
CMI Oxbow Partners, LLC
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3		sec use only

4		citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
–
	6	shared voting power
13,897,282
	7	sole dispositive power
–
	8	shared dispositive power
13,897,282
9		aggregate amount beneficially owned by each reporting person
13,897,282
10	check if the aggregate amount in row (9) excludes certain shares*	☐

11		percent of class represented by amount in row (9)
29.6%(a)
12		type of reporting person*
OO
(a) Calculated based on 47,024,616 shares of common stock outstanding as of November 6, 2023, as reported by the issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2023.

CUSIP No. 83089J108	13G

1		names of reporting persons. OF ABOVE PERSONS (ENTITIES ONLY).
Oxbow Industries, LLC
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3		sec use only

4		citizenship or place of organization
Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
–
	6	shared voting power
13,897,285
	7	sole dispositive power
–
	8	shared dispositive power
13,897,285
9		aggregate amount beneficially owned by each reporting person
13,897,285
10	check if the aggregate amount in row (9) excludes certain shares*	☐

11		percent of class represented by amount in row (9)
29.6%(a)
12		type of reporting person*
OO
(a) Calculated based on 47,024,616 shares of common stock outstanding as of November 6, 2023, as reported by the issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2023.

CUSIP No. 83089J108	13G

1		names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Loren A. Unterseher
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3		sec use only

4		citizenship or place of organization
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
5,065,383(b)
	6	shared voting power
13,948,189
	7	sole dispositive power
5,065,383(b)
	8	shared dispositive power
13,948,189
9		aggregate amount beneficially owned by each reporting person
19,013,572
10	check if the aggregate amount in row (9) excludes certain shares*	☐

11		percent of class represented by amount in row (9)
40.4%(a)
12		type of reporting person*
IN

(a)	Calculated based on 47,024,616 shares of common stock outstanding as of November 6, 2023, as reported by the issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2023.

(b)	Excludes 10,060 shares of common stock underlying restricted stock units scheduled to vest on the date immediately preceding the next annual meeting of the issuer's stockholders.

Item 1.
	(a)	Name of Issuer

SkyWater Technology, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

2401 East 86th Street
Bloomington, Minnesota 55423

Item 2.
	(a)	Names of Persons Filing

CMI Oxbow Partners, LLC Oxbow Industries, LLC Loren A. Unterseher

	(b)	Address of Principal Business Office or, if none, Residence

c/o Oxbow Industries, LLC
4450 Excelsior Boulevard, Suite 440
Minneapolis, MN 55416

	(c)	Citizenship

		CMI Oxbow Partners, LLC Oxbow Industries, LLC Loren A. Unterseher	Delaware limited liability company Minnesota limited liability company Citizen of the United States of America

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

	(e)	CUSIP Number

83089J108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned

19,013,569 shares

Loren A. Unterseher is President of CMI Oxbow Partners, LLC ("CMI") and Managing Partner of Oxbow Industries, LLC ("Oxbow"), which is the majority member of CMI. As a result, Mr. Unterseher and Oxbow may be deemed to be the beneficial owners of, and to have a pecuniary interest in, shares of common stock held by CMI. Each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
a
	(b)	Percent of Class

40.4%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

5,065,383

		(ii)	Shared power to vote or to direct the vote

13,948,189

		(iii)	Sole power to dispose or to direct the disposition of

5,065,383

		(iv)	Shared power to dispose or to direct the disposition of

13,948,189

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

CMI OXBOW PARTNERS, LLC

By: Oxbow Industries, LLC, its Managing Member

By: /s/ Loren A. Unterseher
Name: Loren A. Unterseher
Title: President

OXBOW INDUSTRIES, LLC

By: /s/ Loren A. Unterseher
Name: Loren A. Unterseher
Title: Managing Partner

/s/ Loren A. Unterseher
Loren A. Unterseher

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a Statement on Schedule 13G and any necessary amendments thereto with respect to the common stock of SkyWater Technology, Inc. and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2024.

CMI OXBOW PARTNERS, LLC

By: Oxbow Industries, LLC, its Managing Member

By: /s/ Loren A. Unterseher
Name: Loren A. Unterseher
Title: Managing Partner

OXBOW INDUSTRIES, LLC

By: /s/ Loren A. Unterseher
Name: Loren A. Unterseher
Title: Managing Partner

/s/ Loren A. Unterseher
Loren A. Unterseher